09059337

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12077

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S FLORIDA AVENUE
(No. and Street)

LAKELAND (City) FL (State) 33801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRED COTSWORTH 813-686-4163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 11 2009
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NOBLES DECKER LENKER & CARDOSO CPA'S PA
(Name – *if individual, state last, first, middle name*)

600 N WILLOW AVENUE, SUITE 300 (Address) TAMPA (City) FL (State) 33606 (Zip Code)

SEC Mail Processing
Section
FEB 23 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GERALD L. BLACK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAMES I. BLACK & COMPANY, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHARON R. H. EADY
MY COMMISSION # DD777005
EXPIRES: April 08, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) ~~Statement of Changes in Financial Condition~~. STATEMENT OF CASH FLOWS
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS

JAMES I. BLACK & COMPANY

DECEMBER 31, 2008

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

AUDITED FINANCIAL STATEMENTS
JAMES I. BLACK & COMPANY
DECEMBER 31, 2008

NOBLES, DECKER, LENKER & CARDOSO

PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW STREET
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT AUDITOR'S REPORT

Board of Directors
James I. Black & Company
Lakeland, Florida

We have audited the accompanying statements of financial condition of James I. Black & Company as of December 31, 2008 and 2007, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of James I. Black & Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nobles Decker Lenker & Cardoso

February 10, 2009

STATEMENTS OF FINANCIAL CONDITION
JAMES I. BLACK & COMPANY

	December 31, 2008	December 31, 2007
ASSETS		
Cash	$ 369,786	$ 771,873
Deposits with clearing organizations	100,359	75,359
Receivables:		
Brokers-dealers and clearing organizations	62,146	134,419
Brokerage customers	365,305	509,080
Other	30,319	-0-
Securities, at market value	159,959	32,169
Exchange membership, at cost (approximate market value $10,000 in 2008 and $29,500 in 2007)	5,000	5,000
Furniture and equipment, net of accumulated depreciation of $204,200 and $182,196, respectively	34,676	41,568
Other assets	46,690	-0-
	$ 1,174,240	$ 1,569,468
LIABILITIES AND STOCKHOLDERS' EQUITY		
Short-term bank loans	$ -0-	$ -0-
Note payable	46,690	-0-
Payables:		
Brokers-dealers and clearing organizations	-0-	101,018
Brokerage customers	269,347	356,247
Accounts payable and accrued expenses	24,048	237,862
Income taxes payable	-0-	23,948
Total Liabilities	340,085	719,075
Stockholders' equity		
Common stock, no par value; 500 shares authorized, issued and outstanding at a stated value of $100 per share	50,000	50,000
Additional paid-in capital	25,000	25,000
Retained earnings	759,155	775,393
Total Stockholders' Equity	834,155	850,393
	$ 1,174,240	$ 1,569,468

Read Notes to Financial Statements

STATEMENTS OF INCOME
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2008	2007
REVENUES		
Commissions	$ 2,286,420	$ 2,492,820
Interest	29,388	68,827
Other	17,057	54,227
	2,332,865	2,615,874
EXPENSES		
Employee compensation and benefits	1,576,883	1,676,369
Interest	305	1,708
Floor brokerage, exchange and clearance fees	93,244	108,658
Communications and data processing	229,374	248,488
Occupancy	156,692	312,815
Other	292,605	328,382
	2,349,103	2,676,420
INCOME (LOSS) BEFORE INCOME TAXES	(16,238)	(60,546)
Provision for income taxes	-0-	30,184
NET INCOME (LOSS)	$(16,238)	$(90,730)

Read Notes to Financial Statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
JAMES I BLACK & COMPANY

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 50,000	$ 25,000	$ 866,123	$ 941,123
Net income (loss)			(90,730)	(90,730)
Balance at December 31, 2007	50,000	25,000	775,393	850,393
Net income (loss)			(16,238)	(16,238)
Balance at December 31, 2008	$ 50,000	$ 25,000	$ 759,155	$ 834,155

Read Notes to Financial Statements

STATEMENTS OF CASH FLOWS
JAMES I. BLACK & COMPANY

	Year Ended December 31, 2008	Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$(16,238)	$(90,730)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	22,004	22,258
(Increase) decrease in operating assets:		
Deposits with clearing organizations	(25,000)	(11,606)
Receivables:		
Brokers-dealers and clearing organizations	72,273	(94,003)
Brokerage customers	143,775	593,038
Other	(30,319)	-0-
Securities	(127,790)	(12,155)
Life insurance proceeds receivable	-0-	200,000
Increase (decrease) in operating liabilities:		
Payables:		
Brokers-dealers and clearing organizations	(101,018)	83,822
Brokerage customers	(86,900)	(619,100)
Accounts payable and accrued expenses	(213,814)	196,722
Income taxes payable	(23,948)	21,932
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	(386,975)	290,178
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of furniture and equipment	(15,112)	(21,717)
Increase in other assets	(46,690)	-0-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(61,802)	(21,717)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	-0-	(200,000)
Proceeds from note payable	46,690	-0-
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	46,690	(200,000)
NET INCREASE (DECREASE) IN CASH	(402,087)	68,461
CASH AT BEGINNING OF YEAR	771,873	703,412
CASH AT END OF YEAR	$ 369,786	$ 771,873
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ 305	$ 1,708
Income tax paid	$ 23,948	$ 8,252

Read Notes to Financial Statements

NOTE A -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity: James I. Black & Company (the Company) was founded in 1964 and is primarily engaged in the securities brokerage business in Lakeland, Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Security Transactions: Securities transactions and related commission revenues and expenses of the Company are recorded in the accounts on a trade date basis. The customers' securities are recorded on a settlement date basis. The Company's accounting and reporting policies conform to generally accepted accounting principles. The Company uses the direct write-off method to charge-off accounts when they are determined to be uncollectable after trade settlement date.

Securities: Securities owned by the Company are valued at market and the resulting unrealized gains and losses are reflected in income.

Exchange Membership: The Company's exchange membership, which represents ownership interest in an exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost.

Furniture and equipment: Furniture and equipment are stated at cost. Depreciation is determined using the declining-balance method over the estimated useful lives of the assets, ranging from three to seven years.

Pervasiveness of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising: The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense was $9,760 and $12,519 for the years ended December 31, 2008 and 2007, respectively.

NOTE B -- RECEIVABLE FROM AND PAYABLE TO BROKERAGE CUSTOMERS

Accounts receivable from and payable to brokerage customers include amounts arising from cash and margin transactions. Securities owned by brokerage customers are held as collateral for receivables. Such collateral is not reflected in the accompanying financial statements.

NOTE C -- BANK LOANS

The Company makes short-term bank loans under a credit agreement of up to $500,000. The borrowings are payable on demand and are fully collateralized by the customers' margin account securities at a 70% advance ratio. As of December 31, 2008 and 2007, the bank loan balance was $-0- and the loans were collateralized by margin customer securities of $-0- and $125,982, respectively. The interest rate charged is .5 percentage point (1/2%) above the bank's prime rate (3% at December 31, 2008).

NOTE D -- NOTE PAYABLE

On December 20, 2008, the Company purchased a vehicle for $46,690 (included in other assets) with an installment note payable to a bank bearing interest at 5.99%. In January 2009, the vehicle was acquired by a shareholder for the balance remaining and the note payable was paid in full.

NOTE E -- INCOME TAXES

The components of the provision for corporate income tax are as follows:

	2008	2007
Current		
Federal	$ -0-	$ 24,343
State	-0-	5,841
	$ -0-	$ 30,184

A reconciliation of the expected and the reported provision for corporate income tax follows:

	2008	2007
Provision expected based on statutory rates	$ -0-	$ -0-
Effect of (non-taxable) non-deductible and other items, net	-0-	30,184
	$ -0-	$ 30,184

The Company has a net operating loss carryforward of $657, which will expire in 2028.

NOTE F -- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). As a result, the Company is required to maintain a minimum net capital level. As of December 31, 2008, the Company had net capital of $744,514 and net capital requirements of $250,000, resulting in $494,514 excess net capital.

NOTE G – SAVINGS INCENTIVE MATCH PLAN FOR EMPLOYEES

During 2004, the Company established a Savings Incentive Match Plan for Employees (SIMPLE - IRA), whereby the employees may elect to contribute up to $13,000 (including catch-up contributions for employees over age 49) of their gross wages upon meeting age and length of service requirements. The Company made matching contributions up to 3% of electing employees' wages. Employer contributions to the Plan totaled $30,966 and $37,778 for the years ended December 31, 2008 and 2007, respectfully.

NOTE H -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company purchases and sells securities and commodities as either principal or agent on behalf of its cash or margin customers. If either the customer or a counter-party fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction.

NOTE I -- SUBORDINATED LIABILITIES

The Company did not have liabilities subordinated to claims of general creditors as of December 31, 2008 and 2007, nor were there any increases or decreases in such liabilities during the respective years then ended.

NOTE J -- CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of federally insured limits during the year. Concentration risks as of December 31, 2008 and 2007 amounted to $-0- and $571,873, respectfully.

NOTE K -- RELATED PARTY TRANSACTIONS

The Company leases office space on a month to month basis from an entity owned by three of its stockholders. These rents paid, which are included in occupancy expenses for the years ended December 31, 2008 and 2007, were $71,050 and $72,000, respectively .

A stockholder of the Company is a managing partner for several commodity pool funds. During 2008 and 2007, the Company earned $772,000 and $870,000 of revenue from these funds, respectively, and the stockholder accrued compensation of $386,000 and $435,000, respectively, related to such revenue.

NOTE L -- COMMITMENTS

Annual vehicle rental expenses included in occupancy expenses for the years ended December 31, 2008 and 2007 were $8,662 and $18,115, respectively. There are no future minimum rentals under these vehicle leases, as they were all terminated as of December 31, 2008.

NOTE M -- COMPUTATION OF RESERVE REQUIREMENTS

As of December 31, 2008, the Company had a required reserve requirement computation of $6,850 pursuant to Rule 15c3-3 of the Securities and Exchange Commission, which was appropriately satisfied with an amount of deposit on $52,696 as of December 31, 2008.

NOTE N -- REGULATORY EXAMINATION

The Company has been investigated by the Enforcement Department of the Financial Industry Regulatory Authority (FINRA) for violations of its rules or the federal securities laws (Conduct Rules) applicable to broker dealers such as the Company.

As a consequence of FINRA's examinations, the Company agreed to a Letter of Acceptance, Waiver and Consent (AWC) on May 9, 2008 and was subjected to a fine of $125,000 related to deficient anti-money laundering compliance programs and procedures. This fine was accrued as of December 31, 2007 and was included in other expenses. Additionally, the Company agreed to another AWC dated September 9, 2008, which subjected the Company to a fine of $70,000 related to the Company's failure to comply with certain other Conduct Rules. The latter fine was included in 2008 other expenses. The Company fully cooperated with FINRA during these investigations.

SUPPLEMENTARY FINANCIAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JAMES I. BLACK & COMPANY

As of December 31, 2008

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2008

Stockholders' equity		$ 834,155
Deductions and charges		
Non-allowable assets		
Exchange memberships	5,000	
Furniture and equipment	34,676	
Unsecured accounts	75	
Other assets	46,690	
		86,441
Net capital before haircuts on security position		747,714
Less:		
Haircuts on security positions		3,200
Net capital		$ 744,514
Aggregate indebtedness		$ 340,085
Minimum net capital required		$ 250,000
Excess net capital		$ 494,514
Excess net capital at 1000%		$ 710,505
Ratio: Aggregate indebtedness to net capital	.46 to 1	

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of
December 31, 2008)

Net capital as reported in Company's Part II (unaudited Focus report)	$ 744,111
Adjustment to income tax provision	6,000
Adjustment to operating income and expense accruals, net	(5,597)
Net capital per above	$ 744,514

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2008

Credit balances:	
Free credit balances and other credit balances in customers' security accounts	$ 268,653
Total credit items	268,653
Debit balances:	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3	262,129
Total debit items	262,129
RESERVE COMPUTATION	
Excess of total credits over total debits	$ 6,524
105% of excess of total credits; required reserve deposit	$ 6,850
Amount on deposit at December 31, 2008	$ 52,696
RECONCILIATION WITH COMPANY'S COMPUTATION (included In Part II of Form X-174-5 as of December 31, 2008)	
Required deposit as reported in Company's Part II (unaudited Focus report)	$ 52,696
Adjustment to accounts	-0-
Required deposit per this computation	$ 52,696

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JAMES I. BLACK & COMPANY

As of December 31, 2008

	Market Value	Number of Items
1) Customers' fully paid and excess margin securities not in the Company's possession or control as of December 31, 2008 but for which instructions to reduce possession or control had been issued as of December 31, 2008, but for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
2) Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2008, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	None	None

SCHEDULE IV

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JAMES I. BLACK & COMPANY

As of December 31, 2008

The Company is exempt from making the daily computations of segregation and secured amount requirements pursuant to Section 4d(2) of the Commodity Exchange Act and Regulation 30.7 and the regulations thereunder, and the segregation of funds and secured amounts based upon such computations. As an introducing broker-dealer, the Company clears all commodities transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all of the accounts of such customers and maintains and preserves such books and records thereto.

REPORT ON INTERNAL CONTROL

JAMES I. BLACK & COMPANY

DECEMBER 31, 2008

NOBLES, DECKER, LENKER & CARDOSO
Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW STREET
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

February 10, 2009

Board of Directors
James I. Black & Company
Lakeland, Florida

In planning and performing our audit of the financial statements of James I. Black & Company for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have attached a listing of items for your consideration that are not considered to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

Board of Directors
James I. Black & Company
February 10, 2009

Page Three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Nobles Decker Lenker & Cardoso

NOBLES, DECKER, LENKER & CARDOSO, CPA's, PA

COMMENTS AND OBSERVATIONS

Various control deficiencies were noted during the course of performing our audit:

1) Due to the small closely-held nature of the Company there is an inherent lack of segregation of duties within certain accounting procedures performed by Company personnel.

2) The Company has implemented procedures to enhance their anti-money laundering compliance and they should be commended for their efforts.

3) Auditor adjustments for income and expense accruals, and income taxes have been proposed, agreed to and approved by the Chief Financial Officer. The Company will implement procedures to record these items throughout the year in 2009.

4) The initial draft of the financial statement and related disclosures were drafted by the auditor. The Chief Financial Officer has read, revised and approved the financial statements as to format and content.

The above control deficiencies are individually and in the aggregate not deemed to be a material weakness in internal control and control activities for safeguarding securities.

REPORT ON ANTI-MONEY LAUNDERING PROCEDURES

JAMES I. BLACK & COMPANY

DECEMBER 31, 2008

NOBLES, DECKER, LENKER & CARDOSO

Professional Association

Certified Public Accountants

NOBLES, DECKER, LENKER & CARDOSO
PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

600 N. WILLOW STREET
SUITE 300
TAMPA, FLORIDA 33606-1214

TELEPHONE
813-254-8080
FAX
813-251-0861

INDEPENDENT CPA REPORT ON APPLYING AGREED UPON PROCEDURES

February 10, 2009

To the Board of Directors
James I. Black & Company

We have performed the procedures enumerated below, which were agreed to by James I. Black & Company (the Company), solely to review their Anti-Money Laundering (AML) procedures and policies and related compliance, therewith. Management is responsible for the Company's compliance with Anti-Money Laundering requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

The following inquiries and procedures were performed:

General Inquiries

What is the firm's policy statement regarding money laundering and terrorist financing?
Pursuant to the Bank Secrecy Act (BSA), the Company has established and maintained an AML Compliance Program designed to ensure that the firm and its employees and services are not used to facilitate money laundering terrorist financing or other criminal activities.

What are the consequences if an employee does not follow the firm's anti-money laundering (AML) policy?
As a part of the firm's policy, the Company and its employees will strictly comply with their AML Compliance Program. Employees who violate the requirements of the AML Compliance Program will be subject to disciplinary action. Such action may include issuance of a warning or admonishment but may include a reassignment, suspension or termination of employment in more egregious cases.

Who in senior management is responsible for giving written approval of the firm's AML program?
Gerald L. Black – President of James I. Black & Co. Referred to a signed file copy (by Gerald L. Black) of the current policy, effective December 31, 2008.

Who has the firm designated to be responsible for overseeing the day-to-day operations of the firm's AML compliance program?
Fred Cotsworth, AML Compliance officer, – James I. Black & Co

Does the AML Compliance officer/department report to senior management?
Yes

If so, to whom?
Gerald L. Black - President on a quarterly basis and annually to the Company's Board of Directors.

What are the AML Compliance Officer's duties and responsibilities?
The duties of the AML Compliance Officer shall have the overall responsibility for instituting and maintaining the Company's AML Compliance Program which will include monitoring the firm's compliance with AML obligations, overseeing communication, and training for employees. The AML Compliance Officer will also ensure that proper AML records are kept. When warranted, the AML Compliance Officer, in consultation with Gerald Black will ensure Suspicious Activity Reports (SAR-SFs) are filed.
The firm will provide FINRA with contact information for the AML Compliance Officer, including name, title, mailing address, e-mail address, telephone number, and facsimile number. The firm will promptly notify FINRA of any change to this information.

Customer Identification Program (CIP) Inquiries

What identifying information (e.g., name, address, date of birth, tax identification number) does the firm obtain from its new customers?
Does the firm rely on documentary methods to verify identity? If so, what documents does the firm accept to verify the identity of new customers who are individuals?
What documents does the firm accept to verify the identity of new customers that are not individuals (e.g., corporations, partnerships, trusts)?
Prior to opening an account, the firm will collect the following information for all accounts, if applicable, for any person, entity or organization who is opening a new account and whose name is on the account: the name; date of birth (for an individual); an address, which will be a residential or business street address (for an individual), an Army Post Office ("APO") or Fleet Post Office ("FPO") number, or residential or business street address of next of kin or another contact individual (for an individual who does not have a residential or business street address), or a principal place of business, local office or other physical location (for a person other than an individual); an identification number, which will be a taxpayer identification number (for U.S. persons) or one or more of the following: a taxpayer identification number, passport number and

country of issuance, alien identification card number or number and country of issuance of any other government-issued document evidencing nationality or residence *<u>and</u>* *bearing a photograph or other similar safeguard (for non-U.S. persons). In the event that a customer has applied for, but has not received, a taxpayer identification number, the firm will begin backup withholding and send a W-9 form to the customer. A telephone call will also be made to the customer to confirm that the application was filed before the customer opens the account. During the process of opening a new account, the firm will conduct an OFAC Compliance check on the new customer.*

When opening an account for a foreign business or enterprise that does not have an Identification number, the firm will request alternative government-issued documentation certifying the existence of the business or enterprise.

During the period from January 31, 2008 through February 3, 2009, we reviewed approximately 27% of new accounts opened. For each new account opened we tested that Customer Account Information Form was completed, W-9 Certification was included, copy of driver's license was noted, and an OFAC compliance search report for each customer was noted with no matching records being noted. Of the accounts tested, five accounts had either an expired license or no driver's license at all. The Company immediately requested the driver's license from the customer. Three accounts failed to maintain the OFAC compliance search reports. These reports were obtained with no matching reports or issues being noted.

<u>Anti-Money Laundering Inquiries</u>

Does the firm rely on non-documentary methods to verify identity and if so, what non-documentary methods does the firm use to verify a customer's identity? Be specific.
In light of the increased instances of identity fraud, the firm will supplement the use of documentary evidence by using the non-documentary means described below whenever possible. The firm may also use such non-documentary means, after using documentary evidence, if they are still uncertain about whether the firm knows the true identity of the customer. In analyzing the verification information, the firm will consider whether there is a logical consistency among the identifying information provided, such as the customer's name, street address, zip code, telephone number (if provided), date of birth, and social security number.

Under what circumstances will the firm verify identity? Specifically,
does the firm require non-documentary methods in the following situations:
- The customer is unable to present a current government ID with a photograph or similar safeguard (e.g., a thumbprint)?
- The firm is not familiar with the documents the customer provides?
- The firm opens an account without obtaining documents from the customer?
- A customer opens an account without appearing in person?
- Other circumstances that increase the risk that the firm will be unable to verify the identity of the customer through documents?
- Using documentary methods alone?

- *For an individual, an unexpired government-issued identification evidencing nationality, residence, and bearing a photograph or similar safeguard, such as a driver's license (noted driver's license in our sample process as noted above) or passport; and*
- *For a person other than an individual, documents showing the existence of the entity, such as certified articles of incorporation including a corporate resolution, a government-issued business license, a partnership agreement, or a trust instrument. We noted such a trust agreement as well as articles of incorporation in our sample process as noted above.*

• Using non-documentary methods alone?
- *Contacting a customer;*
- *Independently verifying the customer's identity through the comparison of information provided by the customer with information obtained from a consumer reporting agency, public database, or other source;*
- *Checking references with other financial institutions; or*
- *Obtaining a financial statement.*

The firm will use non-documentary methods of verification in the following situations: (1) when the customer is unable to present an unexpired government-issued identification document with a photograph or other similar safeguard; (2) when the firm is unfamiliar with the documents the customer presents for identification verification; (3) when the customer and firm do not have face-to-face contact; and (4) when there are other circumstances that increase the risk that the firm will be unable to verify the true identity of the customer through documentary means.

• Using a combination of both methods?
The firm recognizes that the risk that they may not know the customer's true identity may be heightened for certain types of accounts, such as an account opened in the name of a corporation, partnership or trust that is created or conducts substantial business in a jurisdiction that has been designated by the U.S. as a primary money laundering concern or has been designated as non-cooperative by an international body. The firm will identify customers that pose a heightened risk of not being properly identified. Therefore, they will take additional measures to obtain information about the identity of the individuals associated with the customer when standard documentary methods prove to be insufficient.

What is the firm's deadline for completing the verification process? How does the firm ensure that the customer's identity is verified within a reasonable time before or after the account is opened?
The firm will verify the information within a reasonable time before or after the account is opened. Depending on the nature of the account and requested transactions, the firm may refuse to complete a transaction before the firm has verified the information, or in some instances when more time is needed, the firm may, pending verification, restrict the types of transactions or dollar amount of transactions. If the firm finds suspicious information that indicates possible money laundering or terrorist financing activity, the

firm will not open the account and, after internal consultation with the firm's AML compliance officer, a determination will be made whether it is appropriate to file a Suspicious Activity Report with FinCEN. During the course of our procedures one such report was noted. One report was filed regarding more than one person/entity, a separate report should have been filed for each person/entity but filed together as one complete filing.

Does the firm accept accounts from people who are applying for taxpayer identification numbers? If so, how does the firm confirm that an application for taxpayer identification number has been filed?
In the event that a customer has applied for, but has not received, a taxpayer identification number, the firm will begin backup withholding and send a W-9 form to the customer. A telephone call will also be made to the customer to confirm that the application was filed before the customer opens the account. When opening an account for a foreign business or enterprise that does not have an identification number, the firm will request alternative government-issued documentation certifying the existence of the business or enterprise.

How does the firm ensure that it obtains the taxpayer identification number within a reasonable period of time?
The firm is of the understanding that the tax ID numbers are issued quickly and that a delay of more than two weeks will cause the firm to cease any further activity in the account until the signed W-9 is received or the account is closed.

Under what circumstances will the firm require customers that are not individuals (e.g., corporations, partnerships, trusts) to provide information about their designated responsible party in order to verify the customer's identity?
To add to the answer provided above, a corporate resolution will be required authorizing employees or officers to act on behalf of the firm.

How does the firm handle an account if the firm does not have a reasonable belief that it knows the customer's identity?
When the firm cannot form a reasonable belief that they know the true identity of a customer, the firm will do the following: (A) not open an account; or (B) impose terms under which a customer may conduct transactions while the firm attempts to verify the customer's identity; or (C) close an account after attempts to verify customer's identity fail; and/or (D) file a SAR-SF in accordance with applicable law and regulation.

Does the firm rely on other financial institutions to carry out its CIP requirements? If so, answer the following questions for each financial institution the firm intends to rely upon:
The firm's current position is that they do not rely upon another financial institution for their customer identification.

The firm may, under the following circumstances, rely on the performance by another financial institution (including an affiliate) of some or all of the elements of their customer identification program with respect to any customer that is opening an account

or has established an account or similar business relationship with the other financial institution to provide or engage in services, dealings, or other financial transactions:

- *When such reliance is reasonable under the circumstances;*
- *When the other financial institution is subject to a rule implementing the anti-money laundering compliance program requirements of the BSA, and is regulated by a Federal functional regulator; and*
- *When the other financial institution has entered into a contract with their firm requiring it to certify annually to us that it has implemented its anti-money laundering program, and that it will perform (or its agent will perform) specified requirements of the customer identification program.*
- *Currently, the firm does not rely on any other financial institution to perform this service.*

The following questions will not be addressed due to the firm not using another financial institution.

- What is the financial institution's name?
- When will your firm rely on that financial institution to perform some or all elements of the CIP for your firm? If it will perform only some elements, which ones are they?
- What steps did your firm take to ensure that the financial institution is required to have an AML Compliance program under the Bank Secrecy Act?
- What Federal agency regulates the financial institution?
- When did your firm enter into a written agreement with the financial institution requiring it to certify annually that it has implemented an AML program and that it will perform the specified requirements of its own CIP or perform the CIP functions described in the agreement? (You should attach the agreement to the firm's AML procedures.)
- How does your firm ensure that it obtains a copy of the annual certification?

Does the firm contractually delegate its CIP functions to other entities?
No

If so,
answer the following questions for each entity (including any financial institution not included above) that the firm intends to contractually delegate those functions to:

- What is the entity's name? *N/A*
- What elements of the firm's CIP are delegated to that entity? *N/A*
- When did you enter into a written agreement outlining each party's responsibilities? (You should attach the agreement to the firm's AML procedures.) *N/A*
- What does your firm do to monitor how the other entity implements the CIP and how effective the CIP is? *N/A*
- How does your firm ensure that regulators are able to obtain information and records relating to the CIP performed by that entity? *N/A*

How does your firm notify customers about why the firm requests information to verify identity before opening an account? What does the notice say?
The firm will provide a notice to customers that the firm is requesting information from them to verify their identities, as required by Federal law. The firm will use the following statement method to provide notice to customers (telephone, online, walk-in, etc.)

Important Information about Procedures for Opening a New Account

> *To help our government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who appears on an account. This statement is on the firm's cover page for a new customer account packet.*
>
> ***What this means for you: When you open account, the firm will ask for your name, address, date of birth and other information that will allow us to identify you. The firm may also ask to see your driver's license or other identifying documents.***

Where, in what form, and for what time period does the firm keep the following information:
• Identifying information collected from customers (e.g., name, address, date of birth, tax identification number)?
Recorded on the firm's "New account agreement" – kept 3 years beyond the closing of the account in their customer documents folders

• Documents used to verify identity? Does the firm keep a copy of the documents or does it record the necessary information (e.g., identification number, place issued, date issued, expiration date)?
A copy of the customer's driver's license is made and kept with the other customer documents in their folder by the firm.

Identifying High-Risk Account Inquiries

How does the firm identify potentially high-risk accounts?
The firm reviews all trades at the end of every day. At least one manager (currently, Fred Cotsworth) looks for frequent traders or trading in low price securities. The firm has the capability to review past trading in each account or security and will make a decision about suspicious customers when curiosity may arise.

What types of accounts does the firm characterize as high risk?
Out of town customers, sellers of low price securities, sellers of securities that the firm does not have in their possession, buyers that have not yet paid for an order that the firm has been asked to execute.

How does the firm determine whether a customer/prospective customer appear on OFAC's list of Specially Designated Nationals and Blocked Persons (SDN Report) identifying known or suspected terrorists and terrorist organizations?

Before opening an account, and on an ongoing basis, the firm will check to ensure that a customer does not appear on Treasury's OFAC "Specifically Designated Nationals and Blocked Persons" List (SDN List) (See the OFAC Web Site at www.treas.gov/ofac, which is also available through an automated search tool on www.nasdr.com/money.asp), and is not from, or engaging in transactions with people or entities from, embargoed countries and regions listed on the OFAC Web Site. We noted this process being performed in our sample process, as noted above. Because the OFAC Web Site is updated frequently, the firm will consult the list on a regular basis and subscribe to receive updates when they occur. The firm may access these lists through various software programs to ensure speed and accuracy. The firm will also review existing accounts against these lists when they are updated and the firm will document their review. During our review of procedures performed, we noted compliance logs maintained for the firm's review of the bi-weekly Financial Crimes Enforcement Network Reports for 2008 and 2009. No Firm customers were identified on these FinCEN Reports.

In the event that the firm determines a customer, or someone with or for whom the customer is transacting, is on the SDN List or is from or engaging in transactions with a person or entity located in an embargoed country or region, the firm will reject the transaction and/or block the customer's assets and file a blocked assets and/or rejected transaction form with OFAC. The firm will also call the OFAC Hotline at 1-800-540-6322.

How does the firm determine whether a customer is located in a country on OFAC's list of sanctioned countries?
The firm no longer opens accounts with a foreign address.

How does the firm determine whether a customer appears on any list of known or suspected terrorists or terrorist organizations that is issued by the Federal Government and designated by the Treasury Department? How does the firm ensure that it follows all Federal directives issued in connection with the list? (Note: No other lists or federal directives have yet been issued).
Under Treasury's final regulations (published in the Federal Register on September 26, 2002), the firm will respond to a Financial Crimes Enforcement Network (FinCEN) request about accounts or transactions by immediately searching the firm's records to determine whether the firm maintains or has maintained any account for, or has engaged in any transaction with, each individual, entity, or organization named in FinCEN's request. Upon receiving an information request, the firm will designate one person to be the point of contact regarding the request and to receive similar requests in the future. Unless otherwise stated in FinCEN's request, the firm is required to search current accounts, accounts maintained by a named suspect during the preceding 12 months, and transactions conducted by, on behalf of, or with a named subject during the preceding six months. If the firm finds a match, the firm will report it to FinCEN by completing FinCEN's subject information form. This form can be sent to FinCEN by electronic mail at sys314a@fincen.treas.gov, or by facsimile transmission to 703-905-3660. If the search parameters differ from those mentioned above (for example, if FinCEN requests longer

periods of time or limits the search to a geographic location). the firm will limit their search accordingly.

If the firm's search does not uncover a matching account or transaction, then the firm will not reply to a 314(a) request.

The firm will not disclose the fact that FinCEN has requested or obtained information from us, except to the extent necessary to comply with the information request. The firm will maintain procedures to protect the security and confidentiality of requests from FinCEN, such as those established to satisfy the requirements of Section 501 of the Gramm-Leach-Bliley Act.

The firm will direct any questions they have about the request to the requesting Federal law enforcement agency as designated in the 314(a) request.

Unless otherwise stated in the information request, the firm will not be required to treat the information request as continuing in nature, and the firm will not be required to treat the request as a list for purposes of the customer identification and verification requirements. The firm will not use information provided to FinCEN for any purpose other than (1) to report to FinCEN as required under Section 314 of the PATRIOT Act; (2) to determine whether to establish or maintain an account, or to engage in a transaction; or (3) to assist the firm in complying with any requirement of Section 314 of the PATRIOT Act.

How does the firm determine whether a customer is from a country that appears on FATF's list of uncooperative countries (NCCT list)?
The firm does not open accounts with a foreign address.

What kind of due diligence does the firm perform to determine whether to accept a high-risk account?
The firm is very unlikely to accept an account that has given us information about their trading or investment needs and has been categorized by us as high risk unless the prospective account has been referred to the firm by an existing customer with a very high recommendation as to their honesty, reliability, and ability to complete their transactions.

How does the firm determine whether additional monitoring of account activity is necessary for a high-risk account?
The firm will code the account which will produce a duplicate confirmation and statement for the Company's compliance officer so that the firm is regularly reminded of the customers trading activity.

What additional monitoring does the firm perform for account activity in high risk accounts?

Management reviews daily all customer debit balances and outstanding margin calls. The firm's securities cashier has been told to notify management of any security fails on a daily basis.

What special steps will the firm take if the customer/prospective customer or its country appears on the following lists:
• OFAC's SDN Report?
• OFAC's list of sanctioned countries?
• A list of known or suspected terrorists or terrorist organizations issued by the Federal Government?
• FATF's NCCT list?
If the firm finds a match, the firm will report it to FinCEN by completing FinCEN's subject information form. This form can be sent to FinCEN by electronic mail at sys314a@fincen.treas.gov, or by facsimile transmission to 703-905-3660.

Suspicious Activity Inquiries

What systems and procedures does the firm use to detect and report suspicious activity?
The firm will manually monitor a sufficient amount of account activity to permit identification of patterns of unusual size, volume, pattern, or type of transactions, geographic factors such as whether jurisdictions designated as "non-cooperative" are involved, or any of the "red flags" identified in Section 8. b. below. The firm will look at transactions, including trading and wire transfers, in the context of other account activity to determine if a transaction lacks financial sense or is suspicious because it is an unusual transaction or trading strategy for that customer. The AML Compliance Officer or his designee will be responsible for this monitoring, will document when and how it is carried out, and will report suspicious activities to the appropriate authorities. Among the information the firm will use to determine whether to file a Form SAR-SF are exception reports that include transaction size, location, type, number, and nature of the activity. The firm will create employee guidelines with examples of suspicious money laundering activity and lists of high-risk clients whose accounts may warrant further scrutiny. The AML Compliance Officer will conduct an appropriate investigation before a SAR is filed.

• During the account opening process?
Management reviews all new account documents and determines, to the best of their ability, if the account has any of the "red flags" that might indicate a suspicious account. The account will be refused unless the concerns can be eliminated through additional information.

• While an account is open?
As stated before, daily trading is reviewed by management. Staff is also trained to be aware of unusual account activity as described by the list of "red flags" and to report the findings to the AML compliance officer or to other available members of management

• When an account closes?
If suspicious activity exists and a determination is made that the account should be closed, a copy of their letter to the customer announcing the closing will be placed in the customer's document file in addition to the annual correspondence file. A note will also be placed in the computer account record that the account was closed by the AML officer.

What type of transactions will require the firm to file a form SAR-SF?
The firm will file Form SAR-SFs for any account activity (including deposits and transfers) conducted or attempted through their firm involving (or in the aggregate) $5,000 or more of funds or assets where the firm knows, suspects, or has reason to suspect: 1) the transaction involves funds derived from illegal activity or is intended or conducted in order to hide or disguise funds or assets derived from illegal activity as part of a plan to violate or evade federal law or regulation or to avoid any transaction reporting requirement under federal law or regulation, 2) the transaction is designed, whether through structuring or otherwise, to evade any requirements of the Bank Secrecy Act (BSA) regulations, 3) the transaction has no business or apparent lawful purpose or is not the sort in which the customer would normally be expected to engage, and the firm knows, after examining the customers background, possible purpose of the transaction and other facts, of no reasonable explanation for the transaction, or 4) the transaction involves the use of the firm to facilitate criminal activity.

The firm will not base their decision on whether to file a SAR-SF solely on whether the transaction falls above the $5,000 threshold. Instead, the firm will file a SAR-SF and notify law enforcement of all transactions that raise an identifiable suspicion of criminal, terrorist, or corrupt activities. [See: NtM 02-21, page 9.] In high-risk situations, the firm will notify the government immediately (See Section 8 for contact numbers) and will file a SAR-SF with FinCEN. Securities law violations that are reported to the SEC or a Self-Regulatory Organization (SRO) may also be reported promptly to the local U.S. Attorney, as appropriate.

The firm will not file SAR-SFs to report violations of Federal securities laws or SRO rules by their employees or registered representatives that do not involve money laundering or terrorism, but the firm will report them to the SEC or SRO. [See: NtM 02-21, page 10, n.35.]

All SAR-SFs will be periodically reported to the Board of Directors and senior management, with a clear reminder of the need to maintain the confidentiality of the SAR-SF.

The firm will report suspicious transactions by completing a SAR-SF and the firm will collect and maintain supporting documentation as required by the BSA regulations. The firm will file a SAR-SF no later than 30 calendar days after the date of the initial detection of the facts that constitute a basis for filing a SAR-SF. If no suspect is identified on the date of initial detection, the firm may delay filing the SAR-SF for an additional 30 calendar days pending identification of a suspect, but in no case, will the reporting be delayed more than 60 calendar days after the date of initial detection.

The firm will retain copies of any SAR-SF filed and the original or business record equivalent of any supporting documentation for five years from the date of filing the SAR-SF. The firm will identify and maintain supporting documentation and make such information available to FinCEN, any other appropriate law enforcement agencies, or federal or state securities regulators, upon request.

The firm will not notify any person involved in the transaction that the transaction has been reported, except as permitted by the BSA regulations. The firm understands that anyone who is subpoenaed or required to disclose a SAR-SF or the information contained in the SAR-SF, except where disclosure is requested by FinCEN, the SEC, or another appropriate law enforcement or regulatory agency or an SRO registered with the SEC, will decline to produce to the SAR-SF or to provide any information that would disclose that a SAR-SF was prepared or filed. The firm will notify FinCEN of any such request and their response.

SAR-SF Form (fill-in version) -- http://www.fincen.gov/fin101_formandinstructions.pdf http://www.fincen.gov/fin101_form_only.pdf

How does the firm monitor wire transfer activity for unusual transfers (e.g., unexpected or unusually frequent or large transfers by a particular account during a particular period, transfers involving certain countries identified as high risk or uncooperative)?
The firm trains their money cashier and other backup personnel to be aware of unusual wire transfers and to notify management in all instances. Wires to a third party must be approved by a manager. Management will also review monthly statements on a random basis to detect unusual activity.

What examples of "red flags" does the firm provide its employees to alert them to suspicious activity?

- *The customer exhibits unusual concern about the firm's compliance with government reporting requirements and the firm's AML policies (particularly concerning his or her identity, type of business and assets), or is reluctant or refuses to reveal any information concerning business activities, or furnishes unusual or suspicious identification or business documents.*

- *The customer wishes to engage in transactions that lack business sense or apparent investment strategy, or are inconsistent with the customer's stated business or investment strategy.*

- *The information provided by the customer that identifies a legitimate source for funds is false, misleading, or substantially incorrect.*

- *Upon request, the customer refuses to identify or fails to indicate any legitimate source for his or her funds and other assets.*

- *The customer (or a person publicly associated with the customer) has a questionable background or is the subject of news reports indicating possible criminal, civil, or regulatory violations.*

- *The customer exhibits a lack of concern regarding risks, commissions, or other transaction costs.*

- *The customer appears to be acting as an agent for an undisclosed principal, but declines or is reluctant, without legitimate commercial reasons, to provide information or is otherwise evasive regarding that person or entity.*

- *The customer has difficulty describing the nature of his or her business or lacks general knowledge of his or her industry.*

- *The customer attempts to make frequent or large deposits of currency, insists on dealing only in cash, or asks for exemptions from the firm's policies relating to the deposit of cash.*

- *The customer engages in transactions involving cash or cash equivalents or other monetary instruments that appear to be structured to avoid the $10,000 government reporting requirements, especially if the cash or monetary instruments are in an amount just below reporting or recording thresholds.*

- *For no apparent reason, the customer has multiple accounts under a single name or multiple names, with a large number of inter-account or third-party transfers.*

- *The customer is from, or has accounts in, a country identified as a non-cooperative country or territory by the FATF.*

- *The customer's account has unexplained or sudden extensive wire activity, especially in accounts that had little or no previous activity.*

- *The customer's account shows numerous currency or cashiers check transactions aggregating to significant sums.*

- *The customer's account has a large number of wire transfers to unrelated third parties inconsistent with the customer's legitimate business purpose.*

- *The customer's account has wire transfers that have no apparent business purpose to or from a country identified as a money laundering risk or a bank secrecy haven.*

- *The customer's account indicates large or frequent wire transfers, immediately withdrawn by check or debit card without any apparent business purpose.*

- *The customer makes a funds deposit followed by an immediate request that the money be wired out or transferred to a third party, or to another firm, without any apparent business purpose.*

- *The customer makes a funds deposit for the purpose of purchasing a long-term investment followed shortly thereafter by a request to liquidate the position and transfer of the proceeds out of the account.*

- *The customer engages in excessive journal entries between unrelated accounts without any apparent business purpose.*

- *The customer requests that a transaction be processed to avoid the firm's normal documentation requirements.*

- *The customer, for no apparent reason or in conjunction with other red flags, engages in transactions involving certain types of securities, such as penny stocks, Regulation S stocks, and bearer bonds, which although legitimate, have been used in connection with fraudulent schemes and money laundering activity. (Such transactions may warrant further due diligence to ensure the legitimacy of the customer's activity.)*

- *The customer's account shows an unexplained high level of account activity with very low levels of securities transactions.*

- *The customer maintains multiple accounts, or maintains accounts in the names of family members or corporate entities, for no apparent purpose.*

- *The customer's account has inflows of funds or other assets well beyond the known income or resources of the customer.*

What kind of investigation does the firm do when a red flag occurs? Who does it?
When a member of the firm detects any red flag, he or she will investigate further under the direction of the AML Compliance Officer. This may include gathering additional information internally or from third-party sources, contacting the government, freezing the account, or filing a Form SAR-SF.

How promptly must employees report potential suspicious activity and who do they report it to?
Immediately reported to the AML compliance officer or Gerald Black

Which supervisory personnel evaluate the activity and determine whether the firm is required to file a Suspicious Activity Report (i.e., SAR-SF) with FinCEN?
Gerald Black, the firm's President or Fred Cotsworth, the firm's AML compliance officer.

Other Inquiries

If your firm is a Futures Commodity Merchant (FCM), how does your firm comply with the currency transaction reporting and funds transfer recordkeeping requirements set forth in the Bank Secrecy Act?
The Company is not an FCM, however, CTRs are filed only for certain transactions involving "currency." "Currency" is defined as "coin and paper money of the United States or of any other country" that is "customarily used and accepted as a medium of exchange in the country of issuance." Currency includes U.S. silver certificates, U.S. notes, Federal Reserve notes, and official foreign bank notes that are customarily used and accepted as a medium of exchange in a foreign country.

The firm will file with FinCEN CTRs for transactions involving currency that exceed $10,000. Multiple transactions will be treated as a single transaction if they total more than $10,000 during any one-business day. The firm will use the CTR form at http://www.fincen.gov/reg_bsaforms.html#4789.

Does your firm accept private banking accounts maintained for non-U.S. persons? If so, what kind of special due diligence does the firm perform for those accounts? If not, how does the firm screen new accounts to ensure that it does not accept this type of account?
The firm does not accept private banking accounts.

Which individuals or departments are trained, at least annually, on the firm's overall AML program?
All employees are trained annually on their AML program. Such documented training was noted by us during the conduct of our procedures.

Which individuals or departments are trained to monitor unusual trading activity to detect suspicious activity? How often do these employees take the training?
All employees are trained to detect suspicious activity. This is a small firm and each employee has a variety of regular and backup duties. Such documented training was noted by us during the conduct of our procedures.

Who conducts the training and what areas does it cover?
The firm's compliance officer conducts all AML training unless the firm contracts with outside training services. The latest compliance meeting was held on August 20, 2008. As a result of AWC dated May 9, 2008, all of the Company's employees must complete sixteen hours of training concerning Anti-Money Laundering, in a program acceptable to FINRA. This training must be completed within six months of the issuance of the AWC. Reviewed training files for all such personnel and noted completion of required training. Additionally, noted the existence of training and education logs as maintained by the AML Compliance Officer.

Other than documents obtained or made during the CIP process, what AML documents and records does the firm maintain? How long are they maintained?
Any documents created during an investigation of suspicious activity will be placed in the customer's document file. As part of their AML program, the firm will create and maintain SAR-SFs, CTRs, CMIRs, FBARs, and relevant documentation on customer identity and verification and funds transfers and transmittals as well as any records related to customers listed on the OFAC list. The firm will maintain SAR-SFs and their accompanying documentation for at least five years. The firm will keep other documents according to existing BSA and other record keeping requirements, including certain SEC rules that require six-year retention.

The above was determined through inquiries made, procedures performed and results obtained by us. We have appropriately:

- *Reviewed Company's Anti-Money Laundering Compliance Program Manual*
- *Review Company's Compliance Manual*
- *Reviewed training materials for completeness and accuracy*
- *Verified training logs*
- *Determined that there had been no filings of Currency Transaction Reports - reports prepared but no filings required as under dollar thresholds*
- *Determined that there had been one filing of a Suspicious Activity Report as noted above*
- *Verified by sampling the customer identification program by review of customer files and data maintained and noted inquiries into the FinCen system and the OFAC system for possible James I. Black customer identification.*
- *Determined that the firm's procedures are in compliance with their Anti-Money Laundering Compliance Program and Policies*

Based upon the above, we found the policy and procedures for compliance with the Anti-Money Laundering (AML) rules to be comprehensive and well designed and followed as designed by the Company in order to be in compliance with AML rules except where otherwise noted. The Company could make improvements in the area of public record and internet investigations of customer background checks especially in regards to corporate entities, LLC's, etc. Further, the Company should continue to enhance their CIP inquiries by obtaining W-9's and appropriate identification timely, as well as immediate performance of OFAC compliance search reports.

We were not engaged to, and did not conduct an examination with the objective of expressing of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of James I. Black & Company and is not intended to be used by any other party.

NOBLES, DECKER, LENKER & CARDOSO, CPA'S
February 10, 2009

END